

OMV



News Release

July 17, 2003
For immediate r...

www.omv.com

OMV: Growth strategy unaffected by INA decision

- Further expansion of market leadership in CEE
- Doubling of market share to 20% by 2008
- Best financial and strategic position

Following the decision by the Croatian Government to award 25% plus one share of the oil and gas company INA to MOL of Hungary, OMV CEO Wolfgang Ruttenstorfer commented that this will not have any long-term impact on pursuit of OMV's successful growth strategy in Central and Eastern Europe. "In 2001 we defined a clear strategy: We aim to double our market position by 2008 through organic growth – supported by selected acquisitions. The INA acquisition would have fitted with this strategy and we therefore submitted an offer of USD 420 million. It was however clear from the start that we could still achieve our goal without this option."

OMV is the market leader in Central and Eastern Europe, with a market share of 12% and 1,736 filling stations in 12 countries. Ruttenstorfer added: "Through the largest and most modern retail network in the region we have the best access to the customers, we are financially strong and we have an efficient integrated group structure. These factors are all preconditions to the further expansion of our leading market position".

Notes to editors:

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial companies. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R&M) business, and has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

— Ends —

For further information, please contact:
OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com
Cubitt Consulting	
Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003